

May 12, 2015

Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re:** **Live Nation Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Response Dated April 21, 2015**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your April 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 30

1. We note from your response to our prior comment 1 that in determining which key metrics to disclose in the 2014 10-K, management considered those metrics that most impact the Concerts and Ticketing businesses and have the most direct impact on overall fluctuations in revenue. However, in light of the fact that it appears different venues have different impacts on revenue in the Concerts segment, we would expect to see metrics that reflect the differences in these venues (e.g. stadium events vs. arena events). Also, we note that that operating metrics relating to secondary ticket sales are not included in your Form 10-K. In light of the fact that it appears the increased revenue from your secondary ticket sales business had a significant effect on revenue in the Ticketing

segment for 2014, please consider including metrics related to these sales (such as secondary ticket volume) in your MD&A discussion. Please revise accordingly.

Consolidated Results of Operations, page 30

2. We note your response to our prior comment 2 and continue to have further questions regarding your income tax disclosure. Please provide us the following information:
   - Provide us your pre-tax income/loss, statutory tax rate, and tax expense/benefit by jurisdiction;
   - For each jurisdiction where the tax expense/benefit differs from the pre-tax income/loss multiplied by the statutory rate, please explain to us the nature of the differences;
   - Please explain to us how the $10,735 reconciling item titled "differences between foreign and United States statutory rates" was calculated or determined; and
   - Explain to us why your provision for income taxes includes foreign tax expense (rather than a tax benefit) considering you had a net foreign loss before taxes of $83.6 million.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief